October 16, 2019

Guangjie Jin
Chief Executive Officer
Q&K International Group Limited
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

       Re: Q&K International Group Limited
           Registration Statement on Form F-1
           Filed October 7, 2019
           File No. 333-234112

Dear Mr. Jin:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed October 7, 2019

Non-GAAP Financial Measures, page 14

1. We note your response to our comment 2 and your revisions to your filing. Please consider further revisions to footnote (2) to your table to include balancing disclosure that such rent is a current operating cost and that you will pay such rent in future periods.
General

2. We note the revised disclosure on page 26 that the average duration of your promotional coupons is 8.5 months. We further note the disclosure on page 2 that your leases with tenants typically have a contracted lease term of 26 months, but tenants on average stayed
 Guangjie Jin
Q&K International Group Limited
October 16, 2019
Page 2
      in your rental units for 7.7 months. Please revise your disclosure in Management's
      Discussion and Analysis to more specifically describe these promotional coupons, quantify such promotion amounts, clarify how the coupons are different from the discount for rental prepayment, and disclose whether such coupon amounts are excluded from the average monthly rental before discount for rental prepayment. Please also describe any trends associated with such promotional coupons and the length of tenant stays in your rental units.
3. We note the graphics immediately following the cover page, including the statements "No.
      1 Branded Long-Term Operator" and "12.1 Months Average Lock-in Period with
      Tenants." Please revise to balance these statements and clarify that (i) "No. 1 Branded
      Long-Term Operator" refers to the largest number of available units and
(ii) tenants on
      average stayed in your rental units for 7.7 months.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                           Sincerely,
FirstName LastNameGuangjie Jin
                                                           Division of
Corporation Finance
Comapany NameQ&K International Group Limited
                                                           Office of Real
Estate & Construction
October 16, 2019 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName